Exhibit 11.0
Statement Re: Computation of Per Share Earnings

	For the Year Ended December 31,
(Dollars in thousands, except share and per share data)	2004	2003	2002

Net (loss) income, as reported	$(9,349)	$67,406	$17,637
Less: preferred stock dividends	--	1,391	--
Net (loss) income available to common shareholders	$(9,349)	$66,015	$17,637

Basic - weighted-average shares	18,375,864	16,308,561	15,894,913
Basic EPS	$(0.51)	$4.05	$1.11

Basic - weighted-average shares	18,375,864	16,308,561	15,894,913
Incremental shares-options	1,005,762	2,098,688	1,076,115
Diluted - weighted-average shares	19,381,626	18,407,249	16,971,028
Diluted EPS (1)(2)	$(0.51)	$3.59	$1.04

(1) For the year ended December 31, 2004, approximately 1.0 million in-the-money employee stock options were excluded from the calculation of diluted earnings per share since their effect is anti-dilutive.

(2) For the years ended December 31, 2003 and 2002, in-the-money employee stock options of approximately 1.0 million and 1.0 million, respectively, and in-the-money warrants of approximately 1.1 million and 47,000, respectively, are included in the calculation of diluted earnings per share.

On July 21, 2004, we announced the public offering of 4,375,000 shares of our common stock at a price of $6.50 per share. The offering closed on July 26, 2004. We sold 3,137,597 of these shares from authorized but unissued shares and existing stockholders sold 1,237,403 shares. In August 2004, the underwriters exercised a portion of their over-allotment option, which resulted in existing shareholders selling 85,000 additional shares on August 25, 2004. We received approximately $18.7 million in net proceeds from the offering, which excludes the proceeds related to those shares sold by existing stockholders and after underwriting and other related professional fees. The proceeds were used to repay warehouse financings and originate mortgage loans.